UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, in compliance with the resolutions adopted at its Ordinary General Shareholders’ Meeting held on March 25, 2025 (the “AGM”), it will proceed to pay third installment (USD $32.5 million) of the cash dividend that was approved at the AGM against the delivery of coupon 157 (one hundred and fifty-seven) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex.

Registered holders of Series A and Series B shares, Ordinary Participation Certificates (“CPO”) and American Depositary Shares (“ADS”) of Cemex as of the December 15, 2025 record date, will receive $0.013468 Mexican pesos per share (equivalent to USD $0.000746 per share), $0.040404 Mexican pesos per CPO (equivalent to USD $0.002238 per CPO) and USD $0.022380 per ADS in payment of the third installment of the cash dividend approved at the AGM, respectively.

With respect to holders of Cemex’s Series A and Series B shares, as well as CPOs, the third installment of the cash dividend that was approved at the AGM will be paid on December 16, 2025 in Mexican pesos in an amount determined by applying an exchange rate of $18.0543 Mexican pesos per USD as published by the Bank of Mexico (Banco de México) on December 11, 2025.

With respect to ADS holders, it is expected that they will receive payment of the third installment of the dividend on or around December 23, 2025.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: December 11, 2025	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller